SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

September 22, 2003

Commission File No. 1-14712

FRANCE TELECOM

(Translation of registrant’s name into English)

6, place d’Alleray, 75505 Paris Cedex 15, France

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F X	Form 40-F

Indicate by check mark whether the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark whether the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

Indicate by check mark whether the Registrant, by furnishing the information contained in this Form, is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes	No X

(If “Yes” is marked, indicate below the file number assigned to the

Registrant in connection with Rule 12g3-2(b): 82-            )

Enclosure:	Materials sent to holders of American Depositary Receipts for the combined Ordinary and Extraordinary Shareholders’ Meeting on October 6, 2003.

Notice to Registered Owners of American Depositary Receipts

of

FRANCE TELECOM

Owners of Record on September 12, 2003 of American Depositary Receipts (each representing one Ordinary Share of France Telecom) issued under the Deposit Agreement dated as of October 20, 1997, among France Telecom, The Bank of New York, as Depositary, and the Owners from time to time of the American Depositary Receipts issued there under, are hereby notified that The Bank of New York, as Depositary has received Notice of an Ordinary & Extraordinary General Meeting of France Telecom. The Ordinary & Extraordinary General Meeting of Shareholders will be held on October 6, 2003.

By provision of Section 4.07 of the aforementioned Deposit Agreement, Owners of American Depositary Shares are entitled, subject to any applicable provision of the laws of France and of the Statuts of France Telecom, to instruct The Bank of New York, as Depositary, as to the exercise of the voting rights, if any, pertaining to the amount of Shares or other Deposited Securities represented by their respective American Depositary Shares. Voting instructions may only be given in respect of a number of American Depositary Shares representing an integral number of shares. In order to exercise its voting rights, a Holder, who is not an Owner on the books of the Depositary, will be required, subject to applicable provisions of the laws of France, the Statuts of France Telecom and the Deposit Agreement, to cause the delivery of its American Depositary Shares to a blocked account with The Depository Trust Company by the close of business on September 29, 2003, for the account of the Depositary or to physically deliver its Receipts to the Depositary for holding. The American Depositary Shares or the Receipts represented by such Shares shall remain in the designated blocked account at The Depository Trust Company or shall be held by the Depositary, as the case may be, until the conclusion of the meeting at which such voting rights are to be exercised, at which time they shall be promptly re-delivered to or for the account of the holder. Following any deposit of American Depositary Shares or delivery of Receipts a holder of American Depositary Shares or Receipts may still sell or otherwise dispose of such American Depositary Shares or Receipts, provided, however, that any voting instructions with regard to the Shares or other Deposited Securities represented by such American Depositary Shares or Receipts that such holder may have given will be invalidated.

Upon the written request of an Owner on such record date, received before the close of business on September 29, 2003, The Bank of New York, as Depositary, shall use reasonable efforts, in so far as practicable, to vote or cause to be voted the amount of Shares represented by the American Depositary Shares evidenced by such receipt in accordance with the instructions set forth in such request. Instructions that are improperly completed will not be voted. Enclosed is a copy of France Telecom’s Notice of its Ordinary & Extraordinary General Meeting, which includes information on the items to be voted on at the meeting.

In view of the fact that requests from Owners of record on September 12, 2003, must be received prior to the close of business on September 29, 2003, to be effective, there is enclosed a form for instructing the Depositary as to the exercise of voting rights together with a postage paid and addressed envelope for the return of such form.

The Bank of New York,

        as Depositary

Dated: September 18, 2003

France Telecom

Société Anonyme

With capital of € 8,926,860,308

Registered office: 6 place d’Alleray

75505 PARIS CEDEX 15

Paris Business Registry No. 380.129.866

Notice of Meeting*

The shareholders of France Telecom will convene in a combined Ordinary and Extraordinary Shareholders’ Meeting on October 6, 2003 at 5:00 p.m. to discuss the following agenda and proposed resolutions:

AGENDA:

CONSULTATION OF SHAREHOLDERS

•	Consultation of shareholders on the Simplified Exchange Offer relating to the shares of Orange not held by France Telecom.

DELIBERATING AS AN ORDINARY SHAREHOLDERS’ MEETING

•	Report of the Board of Directors.

•	Modification to the delegation to the Board of Directors to buy, keep or transfer France Telecom shares as granted by the shareholders in their ordinary general meeting on May 27, 2003.

DELIBERATING AS AN EXTRAORDINARY SHAREHOLDERS’ MEETING

•	Report of the Board of Directors.

•	Delegation to the Board of Directors to issue shares reserved for the holders of Orange shares subscribed to or held pursuant to an Orange stock option or share purchase plan, or the “Share Purchase Plan”, the “Orange Senior Discretionary Share Plan” and the “Restricted Share Plan”, who have signed a liquidity contract with France Telecom.

•	Delegation to the Board of Directors to increase the capital for the benefit of members of a France Telecom group company savings plan.

*	This document is made available to you solely to enable you to exercise your voting rights as a holder of France Telecom American Depositary Shares in accordance with the terms of the Deposit Agreement and French law. This document does not under any circumstances constitute an extension of the exchange offer mentioned herein into, and is not an offer to sell securities or the solicitation of an offer to buy securities in, the United States, Canada, Japan or any other jurisdiction in which it would be illegal to make the exchange offer or to offer securities. The securities referred to herein have not been and will not be registered under the United States Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or exemption from registration under the Securities Act.

RESOLUTIONS TO BE SUBMITTED TO THE ORDINARY AND EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS ON OCTOBER 6, 2003

RESOLUTIONS TO BE SUBMITTED TO THE ORDINARY GENERAL MEETING OF SHAREHOLDERS

FIRST RESOLUTION

(Modification to the delegation to the Board of Directors to buy, keep or transfer France Telecom shares as granted by the shareholders in their ordinary general meeting on May 27, 2003)

The Chairman reminds the general meeting that on May 27, 2003 the shareholders, voting under the conditions of quorum and majority required for ordinary general meetings, authorized the Company, for a period of eighteen months, in accordance with articles L.225-209 et seq. of the French Commercial Code (Code de commerce), to buy its own shares up to a maximum of 10% of the share capital as of the date of this general meeting, under the following conditions:

•	the maximum purchase price shall not exceed € 100 per share and the minimum sale price shall not be less than € 25 per share. These prices are set subject to adjustments related to possible transactions on the Company’s share capital, in particular, by incorporation of reserves and by allocation of free shares, and/or by division or regrouping of shares. If shares thus acquired are used to freely allocate shares in accordance with Articles L 443-1 et seq. of the French Labor Code (Code du travail) the selling price or the financial exchange value of the shares allocated shall be determined in accordance with the applicable legal requirements;

•	The number of shares purchased during the period of this delegation shall not exceed more than 10% of the shares constituting the share capital;

•	acquisitions made by the Company pursuant to this delegation may under no circumstances allow it to hold more than 10% of the shares constituting its share capital;

•	the acquisition, assignment or transfer of these shares may be carried out, under the conditions specified by the market authorities, by any means, including by acquisition or assignment of blocks of shares (off-market or by recourse to derivative financial instruments, in particular options or bonds, as the case may be) and at the times that the Board of Directors or the person acting by delegation from the Board shall determine.

The shareholders, voting under the conditions of quorum and majority required for ordinary general meetings, having reviewed the report of the Board of Directors, decide to change the minimum sale price initially set at € 25 per security by the shareholders at the general meeting of May 27, 2003.

The shareholders decide that the minimum sale price shall now be € 14.50.

The other terms and conditions of the delegation granted on May 27, 2003 remain unchanged.

RESOLUTIONS TO BE SUBMITTED TO THE EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

SECOND RESOLUTION

(Delegation to the Board of Directors to issue shares reserved for the holders of Orange shares subscribed to or held pursuant to an Orange stock option or share purchase plan, or the “Share Purchase Plan”, the “Orange Senior Discretionary Share Plan” and the “Restricted Share Plan”, who have signed a liquidity contract with France Telecom)

The shareholders, voting under the conditions of quorum and majority required for extraordinary general meetings, having reviewed the report of the Board of Directors as well as the special report of the statutory auditors, and voting in accordance with the provisions of Article L.225-138 II of the French Commercial Code, in particular, paragraph 2,

–	delegate to the Board of Directors, with the right of delegation, the necessary powers to proceed with an issuance of Company shares, in accordance with legal and regulatory conditions, for a period of two years as of the date of this general meeting, the subscription of which can be implemented in cash or by setting off of debts,

–	take note of the fact that the holders of convertible bonds issued on December 7, 1998, convening at the general meeting held prior to this meeting, expressly approved the waiver by the shareholders of their preferential rights of subscription under the conditions described below,

–	decide to waive the preferential rights of subscription of shareholders to these shares and to reserve the right to subscribe these shares to the shareholders of Orange subscribed to or held pursuant to an Orange stock option or share purchase plan, or the “Share Purchase Plan”, the “Orange Senior Discretionary Share Plan” and the “Restricted Share Plan”, who have signed a liquidity contract with France Telecom.

The maximum amount of capital increase resulting from all of the issuances made by virtue of this delegation is set at a nominal amount of €400,000,000 by issuance of 100,000,000 new shares of a nominal amount of €4 each. This maximum amount is set independently from the maximum amount of capital increase resulting from the issuances of shares or other securities authorized by the ninth, tenth, eleventh, twelfth, and thirteenth resolutions of the general meeting of shareholders on February 25, 2003.

The subscription price shall be calculated on the basis of the average of the share price for France Telecom shares for twenty consecutive trading days chosen from the last forty five trading days preceding the decision to issue new shares made by, as the case may be, the Board of Directors or the Chairman by virtue of delegation.

The Board of Directors, with the right of delegation, shall draw up, in accordance with legal conditions, the definitive list of beneficiaries amongst the holders of Orange shares that are subscribed to or held pursuant to an Orange stock option or share purchase plan, or the “Share Purchase Plan”, the “Orange Senior Discretionary Share Plan” and the “Restricted Share Plan”, who will have signed a liquidity contract with France Telecom, and shall set the characteristics, the amount and the terms and conditions of each issuance and the terms of freeing up the issued shares. In particular, the Board of Directors shall set the number of shares to be issued for the benefit of each beneficiary and shall fix, according the terms of this resolution, the date from which they bear right to dividends, the subscription prices for such shares, as well as the share price and reference period for France Telecom shares.

The shareholders decide that the Board of Directors shall have full powers, in accordance with law, with the right of delegation in accordance with legal conditions, to implement this resolution, in particular, by proceeding with the aforementioned issuances leading to an increase of capital, to acknowledge the realization thereof, to this effect, to accept subscriptions of new shares, enter into any agreements, take all measures and proceed with all formalities necessary for the implementation of this resolution, to amend the bylaws accordingly, and establish an additional report as provided by law, as well as to proceed with any formalities and declarations, and obtain any authorizations which prove to be necessary for the realization of these issuances.

The shareholders decide that the Board of Directors:

–	shall, as the case may be, take all measures and proceed with all necessary formalities, in particular, for the admission of the new shares thus created on Euronext Paris S.A.; and

–	shall be able to apply the issuance costs of shares to the amount of premiums related to the increases of capital, and to subtract from these premiums the amounts necessary to bring the legal reserve to one-tenth of the amount of capital resulting from these increases.

THIRD RESOLUTION

(Delegation to the Board of Directors to increase the capital for the benefit of members of a France Telecom group company savings plan)

The shareholders, voting under the conditions of quorum and majority required for extraordinary general meetings, having reviewed the report of the Board of Directors as well as the special report from the statutory auditors, and deciding in accordance with Articles L. 225-138 IV of the Commercial Code (Code de commerce) and L. 443-1 et seq. of the Labor Code (Code du travail) and in accordance with the provisions of Article L. 225-129 VII of the Commercial Code,

–	shall immediately terminate, for the unused part, the delegation granted by the joint general meeting of shareholders on February 25, 2003 in its Fifteenth Resolution,

–	take note of the fact that the holders of convertible bonds issued on December 7, 1998, convening in a general meeting held prior to this meeting, have expressly approved the waiver by the shareholders of their preferential right of subscription on the terms below, and renounced all right to shares or other securities freely granted on the basis of the delegation below,

–	and delegate to the Board of Directors, for a period of 26 months from the date of this meeting, full power to increase the company share capital on its decisions alone, on one or more occasions, at the times and under the terms it decides, by means of issuance of shares paid in cash or other securities giving access to the capital reserved for members of France Telecom group company savings plans, or also by means of the free allocation of shares or other securities giving access to the capital, in particular by the incorporation into the capital of reserves, profits, or premiums, within legal and regulatory limits.

The total amount of the increase of capital that may be achieved within the framework of this resolution by the issuance of shares paid in cash may not exceed the nominal amount of € 1 billion, set independently of the maximum limit of capital increase resulting from the issuances of shares or securities authorized by the ninth, tenth, eleventh, twelfth and thirteenth resolutions of the general meeting of February 25, 2003.

The shareholders decide:

–	to set the discount offered within the framework of a savings plan to 20% of the average of the opening prices for the shares of the Company as quoted on the Premier marché of Euronext Paris during the twenty trading sessions preceding the date of the decision setting the opening date for subscriptions. The shareholders expressly authorize the Board of Directors to reduce the abovementioned discount if it deems fit. The Board of Directors could also substitute all or a portion of the discount through an allocation of shares or other securities in accordance with the following conditions;

–	that the Board of Directors may make provision for a free allocation of shares or other securities giving access to the Company’s share capital, provided that the advantage resulting from this allocation on the basis of the increase or the discount, as the case may be, on the subscription price, shall not exceed legal or regulatory limits;

–	the characteristics of other securities giving access to the Company’s share capital shall be fixed by the Board of Directors within regulatory conditions;

–	the share capital increase will be executed up to the amount of the subscribed shares;

–	to waive, for the benefit of the members of such savings plans, the preferential subscription right of the shareholders to the shares paid in cash or other securities giving access to the share capital to be issued within the framework of this delegation, and to renounce all rights to the shares or other securities freely granted on the basis of this delegation.

The shareholders grant full power to the Board of Directors, with the right of delegation in accordance with the legal and regulatory conditions, to implement this present resolution and to set the characteristics, the amount, and the terms and conditions of each issuance or free allocation of shares.

The shareholders grant full power to the Board of Directors, with the right of delegation, to implement this resolution in accordance with legal and regulatory conditions, and in particular:

–	to decide that issuances may be effected directly to the account of beneficiaries or through undertakings in collective investment for transferable securities,

–	to determine, in accordance with law, the list of companies, or groups, of which the employees and former employees may subscribe to the shares issued and, as the case may be, to receive the shares or freely-granted securities,

–	to determine the type and terms of the increase of capital, as well as the terms of issuance or free allocation,

–	to set the terms and conditions of the issuances of shares paid in cash that will be carried out by virtue of this authorization, in particular the date from which they bear right to dividends, the terms of their payment and the subscription price of shares, under conditions set by law and those set forth in this authorization,

–	to determine the opening and closing dates for subscriptions,

–	to acknowledge the increase of capital by issuance of shares paid in cash up to the amount of the shares that will actually be subscribed,

–	to determine, if necessary, the type of securities to be freely granted, as well as the conditions and terms of this allocation,

–	to determine, if necessary, the amounts to be incorporated into the capital within the limit set above, the item(s) of shareholders equity from which these amounts are taken, as well as the date from which the shares thus created bear right to dividends,

–	on its sole decision, and if it deems fit, to set off the costs of capital increases against the amount of the related premiums for these increases, and to take from this amount the sums needed to bring the legal reserve to one-tenth of the new share capital after each increase,

–	to take all measures to carry out the increases of capital, to complete the formalities resulting therefrom, in particular those related to the listing of the issued securities, to make the changes to the bylaws that correspond to these increases of capital, and, in general, to do whatever is necessary.

FOURTH RESOLUTION

(Powers)

The shareholders grant all powers to the bearer of an original, a copy, or an excerpt of the minutes from this meeting, for the purposes of accomplishing all of the legal or administrative formalities and handling all registrations and public advertisements called for according to applicable law.

Ú  DETACH PROXY CARD HERE  Ú

☐ Mark, Sign, Date and Return the Proxy Card Promptly Using the Enclosed Envelope.	☒ Votes must be indicated (x) in Black or Blue ink.
		FOR	AGAINST
RESOLUTIONS

Ordinary Meeting

1. Modification to the delegation to the Board of Directors to buy, keep or transfer France Telecom shares as granted by the shareholders in their ordinary general meeting on May 27, 2003.		☐	☐

Extraordinary Meeting

2. Delegation to the Board of Directors to issue shares reserved for the holders of Orange shares subscribed to or held pursuant to an Orange stock option or share purchase plan, or the “Share Purchase Plan”, the “Orange Senior Discretionary Share Plan” and the
“Restricted Share Plan”, who have signed a liquidity contract with France Telecom.

		☐	☐

3. Delegation to the Board of Directors to increase the capital for the benefit of members of a France Telecom group company savings plan.		☐	☐

4. Powers		☐	☐

SCAN LINE

The Voting Instruction must be signed by the person in
whose name the relevant Receipt is
registered on the books of the Depositary. In
the case of a Corporation, the Voting
Instruction must be executed by a duly
authorized Officer or Attorney.

Date	Share Owner sign here	Co-Owner sign here

FRANCE TELECOM

Instructions to The Bank of New York, as Depositary

(Must be received prior to the close of business on September 29, 2003.)

The undersigned Holder of American Depositary Receipts (“Receipts”) of France Telecom (the “Company”) ordinary shares hereby requests and instructs The Bank of New York, as Depositary, to vote or cause to be voted the number of shares represented by such Receipt(s) of the Company, registered in the name of the undersigned on the books of the Depositary as of the close of business September 12, 2003, at the Ordinary and Extraordinary General Meeting of Shareholders to be held on October 6, 2003, in respect of the resolutions specified on the reverse side.

In order to exercise its voting rights, a Holder who is not an Owner on the books of the Depositary will be required, subject to applicable provisions of the law of France, the statuts of the Company and the Deposit Agreement, to cause the delivery of its American Depositary Shares to a blocked account with the Depository Trust Company for the account of the Depositary or to physically deliver its Receipts to the Depositary for holding.

The American Depositary Shares or the Receipts represented by such Shares shall remain in the designated blocked account at The Depositary Trust Company or shall be held by the Depositary, as the case may be, until the conclusion of the meeting at which such voting rights are to be exercised, at which time they shall be promptly re-delivered to or for the account of the Holder.

Following any deposit of American Depositary Shares or delivery of Receipts, a holder of American Depositary Shares or Receipts may still sell or otherwise dispose of such American Depositary Shares or Receipts, provided, however, that any voting instructions with regard to the Shares or other Deposited Securities represented by such American Depositary Shares or Receipts that such holder may have given will be invalidated.

FRANCE TELECOM

P.O. BOX 11254

NEW YORK, N.Y. 10203-0254

To change your address, please mark this box.	☐

To include any comments, please mark this box.	☐

Please complete and date this proxy on the reverse side and return it promptly in the accompanying envelope.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FRANCE TELECOM

Date: September 22, 2003	By:	/S/ PIERRE HILAIRE
	Name:	Pierre Hilaire
	Title:	Director of Financial Information